UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Symantec Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-17781	77-0181864
(State or other jurisdiction of incorporation or organization )	(Commission File Number)	(IRS Employer Identification No.)

350 Ellis Street, Mountain View, California	94043
(Address of Principal Executive Offices)	(Zip Code)

Nicholas R. Noviello, Executive Vice President and Chief Financial Officer

(650) 527-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2016

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Symantec Corporation (“Symantec”) for the reporting period January 1 to December 31, 2016 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Symantec’s website at http://www.symantec.com/corporate_responsibility/topic.jsp?id=supply_chain .

Item 1.02. Exhibit.

Symantec has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01. Exhibit.

Exhibit Number	Description of Document

1.01	Symantec Corporation Conflict Minerals Report for the reporting period January 1 to December 31, 2016.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYMANTEC CORPORATION

Dated: May 30, 2017	By:	/s/ NICHOLAS R. NOVIELLO
	Name:	Nicholas R. Noviello
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.01	Symantec Corporation Conflict Minerals Report for the reporting period January 1 to December 31, 2016.